

16014876

SEC Mail Processing Section MAR 14 2016 Washington DC 400

Washington, D.C. 20549

JG

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-165614~~ 8-69176 JG

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HGI (USA) Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue, 6th Floor
(No. and Street)

New York	New York	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Simon Arrata 917-696-3678
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe J Chalmers CPA, PC
(Name – *if individual, state last, first, middle name*)

2 Hartsdale St	St James	NY	11780
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Simon Arrata, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HGI(USA) Investments LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) tha neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO, HGI (USA) Investments, LLC

Title



Notary Public

HEIDY MENJIVAR
Notary Public, State of New York
No. 01ME6150018
Qualified in Queens County
Commission Expires July 24, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HGI (USA) INVESTMENTS LLC

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS



MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

Report of Independent Registered Public Accounting Firm

To the Member of
HGI (USA) Investments LLC

I have audited the accompanying financial statements of HGI (USA) Investments LLC (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related footnotes to the financial statements. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States).

In my opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Monroe J Chalmers CPA PC

St. James, New York
February 29, 2016

HARVEST (USA) INVESTMENTS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets

Cash	$	582,421
Prepaid expenses and other current assets		10,310
Total assets	$	592,731

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	22,117
Total liabilities		22,117
Member's Equity		570,614
Total liabilities and member's equity	$	592,731

The accompanying notes are an integral part of these financial statements.

HARVEST (USA) INVESTMENTS LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commissions	$ 170,131
Total revenues	170,131
Expenses:	
Payroll and related	372,173
Rent and occupancy	9,600
Insurance	33,150
Professional fees	70,917
Regulatory, licenses and compliance	56,349
Business promotion	114,237
Website development	22,888
Office expense	14,096
General and administrative	9,910
Total expenses	703,320
Net loss	(533,189)

The accompanying notes are an integral part of these financial statements.

HARVEST (USA) INVESTMENTS LLC

STATEMENT of CHANGES in MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balances, December 31, 2014	$ 109,803
Capital contributions	994,000
Net loss	(533,189)
Balances, December 31, 2015	$ 570,614

The accompanying notes are an integral part of these financial statements.

HARVEST (USA) INVESTMENTS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows provided by operating activities:	
Net loss	$ (533,189)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease (Increase) in operating assets:	
Commissions receivable	9,383
Due from affiliate	6,350
	(12)
Decrease in operating liabilities:	
Accounts payable and accrued expenses	(2,644)
Net cash used by operating activities	(520,113)
Cash flows from financing activities:	
Member capital contributions	994,000
Net cash provided by financing activities	994,000
Net increase in cash and cash equivalents	473,887
Cash - beginning of year	108,534
Cash - end of year	$ 582,421

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Business

HGI (USA) Investments LLC, formerly Harvest Krane Investments, LLC, (the "Company") is a Limited Liability Company formed under the laws of the State of Delaware on August 20, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i) and was approved on May 23, 2013 as a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is principally engaged selling an intermediate mutual bond fund consisting of fixed income securities of companies and issuers in China and Hong Kong.

All transactions for the Company's customers are cleared through a clearing broker-dealer on a fully disclosed basis.

Note 2 - Summary of Significant Accounting Policies

Commission Income and Revenue Recognition

Commission income related to the service and maintenance of accounts held with mutual fund companies is recognized when earned. Such commission income is based on the amount of assets within the mutual fund company attributable to the Company's placement and sales activities.

Receivable from Commissions

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Cash and Cash Equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Summary of Significant Accounting Policies (continued)

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The company does not hold any positions besides cash as of December 31, 2015.

Note 3 – Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $568,984 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .39 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. At various times during 2015, the Company fell below the minimum net capital requirements for several days and was required to notify all required regulatory bodies. The Company made all required notifications and ceased operations until additional capital was contributed and had sufficient net capital to operate.

Note 4 - Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2015.

Note 5 – Related Party Transactions

The Company receives a monthly fee based commission, which is their portion of the management fee based on the net asset value of the underlying mutual find. This fee is paid to the Company by Harvest Global Investments, the parent of the Company's parent. All of 2015 commission revenue was earned and received by the Company as a result of this arrangement.

Note 6 – Concentration of Credit Risk

The Company has entered into agreements with several investment managers. Currently, the Company receives a fee-based commission based on the net asset value of the underlying mutual fund. The company currently is only receiving commissions from one mutual fund.

The Company maintains cash balances at one financial institution that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. At December 31, 2015 the Company's balances exceeded the insured limit by approximately $349,000.

Note 7 – Financial Instruments, Off-Balance Sheet Risks and Uncertainties

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The mutual fund pays the Company fee-based commission based on the net asset value of the underlying mutual fund. In the event the Company does not satisfy its terms, the agreement may result in termination.

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by the mutual fund, and if the mutual fund is not able to offset such losses, the mutual fund could lose all of its assets. The Company would, therefore, lose its sole source of income.

Note 8 – Commitments and Contingencies

The Company may from time to time be involved in various legal actions arising in the normal course of business. In the opinion of management, the Company's liability, if any, in these pending actions would not have a material adverse effect on the financial positions of the Company. The Company's general and administrative expenses would include amounts incurred to resolve claims made against the Company. For the year ended and as of December 31, 2015, the Company is not involved in any legal actions, arbitration claims or guarantees that might result in a loss or future obligation. The Company's parent was involved in litigation claims with an affiliate. Those claims were settled on October 15, 2015 and will have no effect on the future operations of the Company.

The Company leases its New York City office space on a month to month basis for $800 per month, rent expense for the year ended December 31, 2015 totaled $9,600.

Note 9 – Income taxes

The Company is a single member limited liability company and as such, is treated as a disregarded entity for tax purposes. The Company's parent entity submits a local tax return that includes the taxable results of the Company and other entities of the parent entity. The parent entity assumes the liability for the Company's local income tax. Payment of this tax is remitted directly by the parent entity. During the year ended December 31, 2015, the Company incurred a taxable loss as determined under the tax basis of accounting utilized by the parent entity, accordingly no provision for income taxes is recorded in the financial statements of the Company as of December 31, 2015.

Uncertain tax positions - The Company adopted the provisions of "*Accounting for Uncertainty in Income Taxes*" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under *Accounting for Uncertainty in Income Taxes*, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2015, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits in progress.

Note 10 – Subsequent Review

The Company has performed an evaluation of subsequent events through February 29, 2016 which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

SCHEDULE I

HARVEST (USA) INVESTMENTS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

Allowable capital:	
Total member's equity	$ 570,614
Less non-allowable assets:	
Prepaid expenses and other current assets	10,310
Total non-allowable assets	10,310
Other deductions and/or charges	-
Excess deductible on fidelity bond coverage	-
Net capital before haircuts on securities	560,304
Haircuts on securities	-
Net capital	$ 560,304
Aggregate indebtedness	$ 22,117
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregated indebtedness)	$ 5,000
Excess net capital	$ 555,304
Ratio: Aggregate indebtedness to net capital	.3947 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

HARVEST (USA) INVESTMENTS LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

SECURITIES AND EXCHANGE COMMISSION
EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC rule 15c3-3. All customer transactions were cleared through another broker-dealer on a fully disclosed basis.

HGI (USA) INVESTMENTS LLC
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2015

HGI (USA) Investments LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. & 240.17.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. & 240-17a-5(d)(1) and (4). To the best of its knowledge and belief for the year ended December 31, 2015, the Company states the following:

(1) The Company has identified the provisions in paragraph (k) of SEC Rule 15c3-3 (the "exemption provisions") under which HGI (USA) Investments LLC claimed an exemption from SEC Rule 15c3-3 as (k)(2)(i); and

(2) The Company met the identified exemption provision throughout the most recent fiscal year without exception.



Simon Arrata

HGI (USA) Investments LLC

I, Simon Arrata, affirm that, to my best knowledge and belief, the exemption report is true and correct.

By: Simon Arrata

Chief Executive Officer

Signature: 



MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

Report of Independent Registered Public Accounting Firm

The Member of
HGI (USA) Investments LLC

I have reviewed management's statements, included in the accompanying exemption report, in which (1) HGI (USA) Investments LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which) HGI (USA) Investments LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) and (2)) HGI (USA) Investments LLC stated that) HGI (USA) Investments LLC met the identified exemption provisions throughout the most recent fiscal year without exception). HGI (USA) Investments LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about) HGI (USA) Investments LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Monroe J Chalmers CPA PC

St. James, New York
February 29, 2016